News Release



Sun Life announces election of directors

TORONTO, ON – (May 7, 2026) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company") announced that the 13 nominees listed in the management information circular dated March 13, 2026 were elected as directors of the Company. The detailed results of the vote held yesterday at its annual and special meeting of common shareholders are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Deepak Chopra	294,876,799	99.5%	1,537,406	0.5%
Stephanie L. Coyles	293,926,972	99.2%	2,487,233	0.8%
Patrick P.F. Cronin	295,311,382	99.6%	1,102,823	0.4%
Ashok K. Gupta	294,577,098	99.4%	1,837,107	0.6%
David H. Y. Ho	293,867,330	99.1%	2,546,875	0.9%
Laurie G. Hylton	294,569,387	99.4%	1,844,818	0.6%
Stacey A. Madge	294,603,854	99.4%	1,810,351	0.6%
Helen M. Mallovy Hicks	291,122,475	98.2%	5,291,730	1.8%
Marcia Moffat	295,848,022	99.8%	566,183	0.2%
Marie-Lucie Morin	294,639,585	99.4%	1,774,620	0.6%
Joseph M. Natale	290,047,494	97.9%	6,366,711	2.1%
Scott F. Powers	293,853,053	99.1%	2,561,152	0.9%
Kevin D. Strain	295,913,980	99.8%	500,225	0.2%

The voting results on all matters voted at the annual and special meeting of common shareholders will be available on www.sunlife.com and through Canadian and U.S. securities regulators at www.sedarplus.ca and www.sec.gov, respectively.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2026, Sun Life had total assets under management of $1.58 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars.

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To contact Sun Life media relations, please email Media.Relations@sunlife.com.

To contact Sun Life investor relations, please email Investor_Relations@sunlife.com.